# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aptevo Therapeutics Inc., CIK 0001671584
CUSIP: 03835L405
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2401 4th Ave, Suite 1050, Seattle, Washington (WA), 98121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002033916-24-000031
Filed by CIK 0001393825

## Reporting persons
- Hudson Bay Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 76,598; sole dispositive power 0; shared dispositive power 76,598; aggregate amount beneficially owned 76,598 (4.99% of the class)
  Comment: Includes 76,598 shares of Common Stock issuable upon exercise of warrants.

## Item 1. Issuer
Name of issuer: Aptevo Therapeutics Inc.
Address of issuer's principal executive offices: 2401 4TH AVE., SUITE 1050, SEATTLE WA 98121

## Item 2. Person Filing
Name of person filing: This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 290 Harbor Dr., Stamford, CT 06902.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 1,458,443 shares of common stock, $0.001 par value (the "Common Stock") of Aptevo Therapeutics Inc., a Delaware corporation (the "Company") outstanding as of December 16, 2024, as reported in the Company's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 20, 2024.
The Investment Manager serves as the investment manager to Hudson Bay Master Fund Ltd. in whose name the securities reported herein are held. As such, the Investment Manager may be deemed to be the beneficial owner of all shares of Common Stock issuable upon exercise of the warrants held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.
Percent of class: 4.99
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hudson Bay Capital Management LP: /s/ Sander Gerber, Authorized Signatory (02/10/2025)